Exhibit 99.1

EVOGENE LTD.

13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

April 3, 2014
________________________________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2014
________________________
Evogene Ltd. Shareholders:

We cordially invite you to attend the 2014 Annual General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Wednesday, May 14, 2014, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

(1)
Amendment of Articles 19 and 21 of the Company's articles of association, eliminating the “staggered Board” mechanism, and providing for the re-election of all directors (other than external directors) on an annual basis.

(2)(a)	Reelection of Mr. Martin Gerstel to serve as director of our Company until the next annual general meeting of shareholders of the Company.

(2)(b)	Reelection of Mr. Leon Y. Recanati to serve as director of our Company until the next annual general meeting of shareholders of the Company.

(3)
Approval of the reappointment of Kost, Forer, Gabbay & Kasierer as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and the authorization of our board of directors to set the fees to be paid to such auditors.

(4)
Approval of a cash bonus in an amount of $160,000 to be paid to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance for the year ended December 31, 2013, as determined by our board of directors (based on the recommendation of our compensation committee).

In addition, representatives of the Company’s management will be available at the meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2013.

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal (excluding abstentions). In addition, (i) the approval of each of Proposals 1 and 2(a)-(b) (in the case of Proposals 2(a)-(b), only if Proposal 1 is not approved) furthermore requires a special majority of seventy-five percent (75%) of the shares voted on that proposal (excluding abstentions), while (ii) the approval of Proposal 4 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

Our board of directors recommends that you vote in favor of the above proposals, which will be described in a proxy statement that we will send to our shareholders.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at  http://investors.evogene.com/sec-filings.aspx. The full text of the proposed resolutions, together with the form of proxy card for the meeting, may also be viewed beginning on Tuesday, April 8, 2014, at the registered office of the Company, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-9311900.

Holders of record of our ordinary shares at the close of business on Tuesday, April 8, 2014 are entitled to notice of and to vote at the meeting.  All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received by our transfer agent or at our registered office at least two business days prior to the appointed time of the meeting (that is, by Monday, May 12, 2014) to be validly included in the tally of ordinary shares voted at the meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposals described above. If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the proxy or voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also provide such voting instructions via the Internet, at the website www.proxyvote.com.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Inbal Israeli Gaffa, Legal Advisor and Merav Shaul Shalem, Legal Advisor, facsimile number 972-8-9466724, e-mail address: inbalig@evogene.com.

By order of the Board of Directors, Martin S. Gerstel Chairman of the Board

ii

EVOGENE LTD.
13 Gad Feinstein St.
Park Rehovot P.O.B 2100
Rehovot 7612002, Israel
__________________________

PROXY STATEMENT
______________________

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2014 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders.  The Meeting will be held at 3:00 p.m. (Israel time) on Wednesday, May 14, 2014, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

This Proxy Statement, the attached Notice of 2014 Annual General Meeting of Shareholders, and the enclosed proxy card or voting instruction card are being distributed to holders of Evogene ordinary shares, par value NIS 0.02 per share, or ordinary shares, on or about April 11, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you held ordinary shares as of the close of business on Tuesday, April 8, 2014, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

(1)           Amendment of Articles 19 and 21 of our Company's articles of association, eliminating the “staggered board” mechanism, and providing for the re-election of all directors (other than external directors) on an annual basis.

(2)(a)      Reelection of Mr. Martin Gerstel to serve as director of our Company until the next annual general meeting of shareholders of the Company.

(2)(b)      Reelection of Mr. Leon Y. Recanati to serve as director of our Company until the next annual general meeting of shareholders of the Company.

(3)           Approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and the authorization of our Board of Directors to set the fees to be paid to such auditors.

(4)           Approval of a cash bonus in an amount of $160,000 to be paid to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance for the year ended December 31, 2013, as determined by our Board of Directors (based on the recommendation of the compensation and nomination committee of our Board of Directors).

In addition, representatives of our Company’s management will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2013.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

As of the close of business on April 7, 2014, we had 24,990,797 ordinary shares issued and outstanding.  Each ordinary share outstanding as of such time is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place or to a day, time and place determined by our Board of Directors and for which notice is provided to our shareholders. If 25% of our voting power is not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares he, she or it holds.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, (i) the approval of each of Proposals 1 and 2(a)-(b) (in the case of Proposals 2(a)-(b), only if Proposal 1 is not approved) furthermore requires a special majority of seventy-five percent (75%) of the shares voted on that proposal (excluding abstentions) (note that if Proposal 1 is approved, then the approval of each of Proposals 2(a)-(b) only requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions)), while (ii) the approval of Proposal 4 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Israeli Companies Law, 5759-1999, or the Companies Law.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, April 8, 2014 (to which we sometimes refer as the Record Date).  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 8, 2014, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.  Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (which is scheduled to begin at 3:00 p.m. (Israel time) on May 14, 2014).

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1, 2(a)-2(b) or 3, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposal 4, you will be deemed to have abstained from voting on that proposal.

If you possess a personal interest in the approval of Proposal 4 you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our Company’s Corporate Secretary at +972-8-9392050 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for those proposal(s).

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name” in the United States, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card).  If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to Proposals 1, 2(a)-2(b) or 4, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the bank, broker or other nominee from you with respect to Proposal 3, it may vote at its discretion on that proposal.

You may also submit voting instructions to a broker, trustee or nominee via the internet (at www.proxyvote.com).  Please be certain to have your control number from your proxy card or voting instruction card ready for use in providing your voting instructions.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not (in the case of Proposals 1, 2(a)-(b) or 4), or does not (in the case of Proposal 3), cast a vote with respect to the proposals (commonly referred to as a “broker non-vote”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If as a beneficial holder you believe that you possess a personal interest in the approval of Proposal 4, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on April 8, 2014 and attach to it a proof of ownership certificate (“ishur baalut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date (April 8, 2014). Please then deliver or mail (via registered mail) your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Inbal Israeli Gaffa, Legal Advisor or Merav Shaul Shalem, Legal Advisor.

If you possess a personal interest in the approval of Proposal 4, you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our Company’s Corporate Secretary at +972-8-9392050 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for those proposal(s).

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction card or proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 11, 2014. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://investors.evogene.com/sec-filings.aspx. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 7, 2014 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 7, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 24,990,797 ordinary shares outstanding as of April 7, 2014. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

Unless otherwise noted below, each shareholder’s address is 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel. The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 7, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 24,990,797 ordinary shares outstanding as of April 7, 2014.

Unless otherwise noted below, each shareholder’s address, for this purpose, is 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors
Ofer Haviv (1)	537,500	2.2%
Sigal Fattal (2)	46,095	*
Assaf Kacen (3)	127,816	*
Dr. Hagai Karchi (4)	320,938	1.3%
Assaf Oron (5)	195,938	*
Martin S. Gerstel (6)	402,756	1.6%
Dr. Michael Anghel (7)	16,250	*
Ziv Kop	-	-
Dr. Adina Makover (8)	13,924	*
Akiva Mozes	-	-
Leon Y. Recanati (9)	858,234	3.4%
Dr. Simcha Sadan (10)	53,525	*
Dr. Kinneret Livnat Savitsky (11)	8,750	*
All executive officers and directors as a group (13 persons)	2,581,726	10.3%

Principal Shareholders
Entities affiliated with Psagot Investment House Ltd. (12)	2,571,631	10.29%
Monsanto Company (13)	2,449,924	9.81%
Entities affiliated with Waddell & Reed Financial, Inc. (14)	2,230,920	8.93%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (15)	1,784,418	7.14%

*  Less than 1%.

(1)	Consists of 537,500 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(2)	Consists of 46,095 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(3)	Consists of 127,816 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(4)	Consists of 90,000 ordinary shares and 230,938 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(5)	Consists of 195,938 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(6)
Includes 53,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014. Also includes 349,006 ordinary shares, consisting of: (a) 133,815 shares ordinary shares held by Martin S. Gerstel and (b) 215,191 shares held by Shomar Corporation, over which Martin S. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(7)	Consists of 16,250 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(8)	Consists of 1,424 ordinary shares and 12,500 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(9)	Consists of 838,859 ordinary shares and 19,375 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(10)
Includes 19,375 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014. Also includes 34,150 ordinary shares, held by S.M.B. Ltd., over which Dr. Simcha Sadan possesses voting and investment power.

(11)	Consists of 8,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of April 7, 2014.
(12)
This information is based upon a Schedule 13G/A filed jointly by Psagot Investment House Ltd. and Psagot Provident Funds and Pension Ltd. with the SEC on February 19, 2014. These ordinary shares are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: (i) 638,421 ordinary shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.; (ii) 675,818 ordinary shares beneficially owned by Psagot Exchange Traded Notes Ltd.; (iii) 96,103 ordinary shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 7,900 ordinary shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd.); and (iv) 1,161,289 ordinary shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. The principal address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(13)
This information is based upon a Schedule 13G filed by Monsanto Company with the SEC on December 6, 2013. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167 USA.

(14)
This information is based upon a Schedule 13G filed with the SEC on February 7, 2014 jointly by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFS, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a subsidiary of WRFS; (iv) Waddell & Reed Investment Management Company, or WRIMCO, a subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, a subsidiary of WRF. According to this Schedule 13G filed with the SEC on February 7, 2014, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WDR: 2,230,920 (indirect); WRFSI: 1,110,800 (indirect); WRI: 1,110,800 (indirect); WRIMCO: 1,110,800 (direct); and IICO: 1,120,120 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(15)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 13, 2014. According to this Schedule 13G, 1,686,464 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,019,081 ordinary shares are held by Profit participating life assurance accounts; (ii) 537,941 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 129,443 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Finally, 97,954 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

PROPOSAL 1
AMENDMENT OF ARTICLES 19 AND 21 OF OUR COMPANY'S ARTICLES OF ASSOCIATION

Background

Our Board of Directors proposes approval of an amendment to Articles 19 and 21 of our Articles of Association, or the Articles, that would eliminate the “staggered board” mechanism from the Articles under which our Board is currently divided into three classes of directors that are each elected for a three year term once every three years, on an alternating basis. The proposed amended Article 19 would provide that each director (other than our external directors, who would continue to be elected for a three year term in accordance with the requirements of the Companies Law) would be elected for a one year term and would stand for re-election on an annual basis, at each annual general meeting of shareholders. The proposed amended version of Article 19 also makes certain other revisions that are described in the table below, including the relocation of provisions that relate to meetings of the board to Article 21 of the Articles, which addresses related matters and where these provisions more appropriately belong. Besides the addition of those relocated provisions, Article 21 would not otherwise be modified as a result of the adoption of Proposal 1.

Summary of Proposed Amendments to Articles 19 and 21

The following table summarizes the substantive changes to Articles 19 and 21 to be effected as a result of (and conditioned upon) the adoption of Proposal 1:

Topic of Current Provision of Existing Articles	Article Number in the Existing Articles of Association	Proposed Amendment (if Any) Under Proposal 1
Staggered board mechanism	19.2
Deleted. Under the new Article 19.2 (which incorporates a portion of the existing Article 19.3, as described in the next row below), each director (other than an external director) will instead be elected (or re-elected, as appropriate) at every annual general meeting of shareholders by a Simple Majority (as defined in the existing Articles), and shall serve until the next annual general meeting of shareholders and until his or her successor is duly qualified.

Election of additional directors at an annual meeting or special meeting of shareholders (not in accordance with staggered board mechanism and for a term that is not specified in the existing Articles) requires Special Majority (as defined under the current Articles)	19.3
The text of this provision would be revised and incorporated into the proposed new Article 19.2, which calls for annual election of all directors via a Simple Majority, not a Special Majority (see above under proposed new Article 19.2). The proposed version of Article 19.2 (as the current Article 19.3) also allows for election of a director for an initial term at a special general meeting of shareholders, except the required majority is a Simple Majority (unlike under current Article 19.3, which requires a Special Majority). Under the new Article 19.2, any such director elected at a special general meeting of shareholders will serve until the next annual general meeting of shareholders, at which he or she would be subject to re-election (if nominated) by a Simple Majority, along with all other nominees for service on the Board.

Election by shareholders of director in place of director whose service had been terminated or if the number of serving directors has fallen below the minimum under the Articles	19.4
The provisions of existing Article 19.4 would be deleted, as existing Article 19.13 (which will be re-numbered as Article 19.11 under Proposal 1) anyway provides that if the number of serving directors falls below the minimum required under the Articles (for any reason), a special general meeting of shareholders (that is called by the remaining Board members) may elect such number of directors as is needed to reach the minimum number under the Articles. If a director’s Board service is terminated or the director vacates his or her Board seat for any reason and the number of directors does not fall below the minimum required under the amended Articles, amended Article 19.6 (which would conform to existing Article 19.8 on a substantive level, as described two rows below in this table) would allow the Board to independently appoint a replacement director or additional director whose term would run until the sooner of the next annual or special general meeting of shareholders.

Topic of Current Provision of Existing Articles	Article Number in the Existing Articles of Association	Proposed Amendment (if Any) Under Proposal 1
Removal of a director from office before his or her term of office has expired	19.6
Will require approval by a Special General Meeting only and by a Simple Majority of shareholders (in place of at an Annual or Special General Meeting and a Special Majority, as under current Article 19.6). The article in which these provisions appear will be renumbered Article 19.4 due to the deletion of certain other existing articles (as described elsewhere in this table).

Board may appoint additional directors to fill vacancies or add new Board members	19.8
Proposal 1 would not materially alter these existing provisions, but the article in which they will appear (due to the re-numbering of articles) would be Article 19.6 instead. The primary substantive revision to these provisions under Proposal 1 would be that a director appointed by the Board would initially serve only until the earlier of the first special or annual general meeting of shareholders following such appointment (not always until the first annual general meeting of shareholders, as under the existing Articles).

Majority required to alter any provision of Article 19	19.9
The required majority of shareholders for such an amendment to Article 19 would be revised from a Special Majority (as defined under the Articles) to a Simple Majority. The article in which this appears would furthermore be renumbered as Article 19.7.

Meetings held by means of communication without all directors being present in person; resolutions passed without actual convening of the Board	19.14; 19.15	Transferred to Article 21 in the Articles (but not actually deleted or altered at all).

Considerations in Adopting Amendments to Articles 19 and 21

After careful consideration, our Board of Directors, following the recommendation of our Compensation and Nomination Committee, has unanimously adopted the above proposed amendments to Articles 19 and 21 and is submitting them for shareholder approval at the Meeting. In light of the increasing scrutiny that “staggered board” mechanisms face in the view of institutional and other shareholder groups (including among certain of our shareholders) and those seeking greater accountability from the Board of Directors, our Board has determined that it is appropriate to provide shareholders with an opportunity to express their view on our Board's performance on an annual basis, via the election of all members of the Board at one time.

If approved, the elimination of the “staggered board” mechanism would have immediate effectiveness, and would apply to the election of Messrs. Martin Gerstel and Leon Recanati pursuant to Proposal 2 at the Meeting, providing for their election until the next annual general meeting of shareholders, which will take place in 2015, on the basis of a Simple Majority.  The immediate effectiveness of the amendment to Article 19 would not, however, require the re-election of all current directors at the Meeting, as the nomination procedure for all other current directors (besides Messes. Gerstel and Recanati) under amended Article 19.9 will have not been completed in advance of the Meeting. Nevertheless, as a result of the adoption and immediate effectiveness of Proposal 1, all members of the Board (including Messes. Gerstel and Recanati, but excluding external directors) will be subject to election for a one year term by a Simple Majority at the same shareholder meeting beginning at our next annual general meeting of shareholders, which will take place in 2015. The term of directors who were elected at the 2013 Annual General Meetings of Shareholders, which would extend until our 2016 Annual General Meeting of Shareholders under the current Article 19, would be cut short due to the immediate effectiveness of amended Article 19 and those directors would instead stand for re-election (if nominated) at our next annual general meeting of shareholders, in 2015.

In each case (regardless of whether or not this Proposal 1 is approved), each director will hold office until his or her successor has been elected and qualified or until the director’s earlier resignation or removal.

The remaining substantive revisions to Article 19 that are included in this Proposal 1 are intended to enable our shareholders to more readily take action in electing or removing directors under various circumstances, or in amending Article 19 in the future, via a Simple Majority (instead of a Special Majority, as is required under current Article 19)

The text of the amendments to Articles 19 and 21 is set forth in Appendix A to this Proxy Statement. We urge you to read that text in its entirety, which we incorporate by reference in this Proposal 1. In the case of any discrepancy between the descriptions in Appendix A and in the above table, Appendix A will prevail.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the proposed amendments to Articles 19 and 21 of the Article of Association of the Company, including the elimination of the “staggered board” mechanism and the re-election of all directors (other than external directors) on an annual basis by a Simple Majority, as described in Proposal 1 of the Proxy Statement, dated April 8, 2014, with respect to the Meeting, and as reflected in the text of amended Articles 19 and 21 of the Articles of Association attached as Appendix A to such Proxy Statement, as approved by the Board of Directors of the Company, following the recommendation of its compensation and nomination committee, be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), under our current Articles, the approval of the amendments to Articles 19 and 21 of our Articles requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a Special Majority, consisting of seventy-five percent (75%) of the voting power (excluding abstentions) represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

Our Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the amendments to Articles 19 and 21 of the Article of Association of our Company.

PROPOSAL 2
REELECTION OF MR. MARTIN GERSTEL AND MR. LEON Y. RECANATI, TO SERVE AS DIRECTORS
OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE
COMPANY

Background

Under the Companies Law and our current Articles, our Board of Directors (other than external directors) is divided into three classes, which are elected on a staggered basis, for a three year term.  The class of directors whose term expires at the Meeting consists of Messrs. Martin Gerstel and Leon Recanati. Our Board, based on the recommendation of our compensation and nomination committee, has nominated these directors for election for a one year term, until our 2015 annual general meeting of shareholders.  Under this Proposal 2, Messrs. Gerstel and Recanati will serve until the close of the 2015 annual general meeting of shareholders, unless their term is ended earlier in accordance with the provisions of any applicable law or regulation or under the Articles of Association. Under Article 19.3 of our current Articles, election for this one year term requires approval by a Special Majority, consisting of seventy-five percent (75%) of the voting power (excluding abstentions) represented at the Meeting in person or by proxy and voting thereon. However, as described in Proposal 1 above, if Proposal 1 is approved, Article 19 will be amended with immediate effect such that this Special Majority will not be required for the election of Messrs. Gerstel and Recanati for a one year term, and a Simple Majority will suffice for the approval of this Proposal 2.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of our Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is supplied with respect to each nominee for election to the Board and is based upon the records of the Company and information provided to us by the nominees:

(a)	Martin Gerstel

Mr. Gerstel has served as our Chairman of the Board of Directors since December 2004 and as a director since February 2004. Mr. Gerstel has also served as the chairman of Compugen Ltd., a predictive drug discovery and development company, since 1997, other than from February 2009 to February 2010, during which time he served as either chief executive officer or co-chief executive officer and, in both cases, as a member of the board of directors. Prior to joining Compugen, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. In addition, Mr. Gerstel has served as chairman of Keddem Bioscience Ltd., a drug discovery company, since 2004 and has been the co-founder and co-chairman of Itamar Medical Ltd., a medical device company, since 1997 and has been a board member of Yissum Ltd. and Yeda Ltd., two technology transfer companies, since 2003 and 1994, respectively, and the U.S. Foundation for the National Medals of Science and Technology since 1993. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds, the Life Science Foundation and the board of the Israel-U.S. Binational Industrial Research and Development Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

(b)	Leon Y. Recanati

Mr. Recanati has served as a director of our company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Mr. Martin Gerstel be, and hereby is, reelected to serve as a director of the Company, effective from the date hereof, for a term of one year, until the close of the next Annual General Meeting of Shareholders”.

(b) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, reelected to serve as a director of the Company, effective from the date hereof, for a term of one year, until the close of the next Annual General Meeting of Shareholders.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the foregoing reelection of Messrs. Gerstel and Recanati, respectively, requires, in each case, the affirmative vote of holders of a Special Majority, consisting of seventy-five percent (75%) of the voting power (excluding abstentions) represented at the Meeting in person or by proxy and voting thereon. However, if Proposal 1 (the amendments to Articles 19 and 21 of the Articles) is approved, then approval of each of parts (a) and (b) of this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a  simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board of Directors unanimously recommends a vote FOR the reelection of Mr. Martin Gerstel and FOR the reelection of Mr. Leon Y. Recanati, in each case to serve on our Board of Directors until the next annual general meeting of shareholders of the Company.

PROPOSAL 3
APPROVAL OF THE REAPPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE
COMPANY'S INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2014

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, served as our independent auditors for the year ended December 31, 2013 and has been nominated and approved by the Board and the audit committee thereof for reappointment as our independent auditors for the year ending December 31, 2014 and for the additional period until the close of the next annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board of Directors.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, be and are hereby reappointed as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and that the Company's Board of Directors be, and hereby is, authorized to set the fees to be paid to such auditors.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a  simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors.

PROPOSAL 4
APPROVAL OF A CASH BONUS TO BE PAID TO MR. OFER HAVIV, OUR PRESIDENT
AND CHIEF EXECUTIVE OFFICER, IN RESPECT OF HIS PERFORMANCE FOR THE YEAR
ENDED DECEMBER 31, 2013

Background

Under our Compensation Policy, which was approved by our shareholders at our special general meeting of shareholders in March 2014 (and is attached to our proxy statement for that meeting, which was filed as Exhibit 99.1 to our Report of Foreign Private Issuer furnished to the SEC on February 10, 2014), our President and CEO, Mr. Ofer Haviv, is entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives.

After reviewing Mr. Haviv's performance during the year 2013 and exceptional and outstanding contribution to our Company’s success, our compensation and nomination committee has recommended and approved, and our Board of Directors has also approved and recommends, that our shareholders approve the payment of a cash bonus in an amount of $160,000 in recognition of Mr. Haviv's outstanding achievements in 2013.

As President and CEO, Mr. Haviv's main objectives involve executing our Company’s long term corporate strategy and positioning Evogene as a world leader in scientific and enabling technology in Ag-Bio.

For 2013, Mr. Haviv's specific main objectives included:

(1) extending the technological infrastructure of our Company,
(2) having our Company enter into new collaboration agreements,
(3) continuing to build our Company’s organizational structure for future growth, and
(4) overseeing the operations of each of our four fields of activities.

Our compensation and nominating committee and our Board of Directors evaluated, among others, the performance, goal achievement, and contribution of Mr. Haviv to our Company during 2013 and determined that he achieved the majority of his specific objectives, as evidenced by the following achievements:

1.	Extending our technological infrastructure:
a.
Launch of Gene2Product Computational Ag-Bio Platform. Gene2Product is a unique integrated computational platform for improving trait efficacy by high throughput optimization of gene function in the target crop ('mode of use').

b.	Launch of a novel monocot model plant validation system for evaluation of candidate genes for monocot crops, such as wheat, corn and rice.
2.	Entering into new collaboration agreements:
a.
The extension and expansion, for the second time, of our collaboration agreement with Monsanto, in the field of improving Yield and ABST, for two additional years. The agreement also includes a new collaboration in the field of Biotic stress.

b.
The extension and expansion of our collaboration with Syngenta for developing resistance to Nematode in soybean following successful results obtained by Syngenta for candidate genes provided by Evogene as part of the original collaboration.

c.	The expansion of our collaboration with DuPont in the field of resistance to soybean rust.
d.	New collaboration for yield improvement in rice with DBN, a Chinese seed company.
3.	Continuing to build our organizational structure for future growth:
a.	In 2013 we implemented the organizational structure initiated in 2012, creating business and scientific focus, as well as achievements, for each of the 4 fields of activities.
4.	Overseeing the operations of each of our four fields of activities
a.	Positive initial field trial results from our collaboration in the area of the Biotic stress with RAHAN for resistance to Black Sigatoka in banana.
a.	We successfully initiated the new collaborations described above.
b.
In the Ag-Chem field of activity we continued to enhance our capabilities and assets to meet these pursuits and introduced, in February 2014, ‘PoinTar’ – a designated target discovery platform, as our first key milestone in this field.

c.	Positive yield results, for three consecutive years, for Evofuel in Castor field trials in Brazil.

In making its recommendation, our compensation and nomination committee and Board considered various factors, including background factors required under the Compensation Policy and the Companies Law, consisting of: (a) Mr. Haviv's education, skills, expertise, professional experience, and achievements as detailed above; (b) Mr. Haviv's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Haviv's office and employment terms and the salary of other Company employees, in particular the ratio between Mr. Haviv's salary and the cost of the average and median salaries of such employees.

Our compensation and nomination committee further reviewed data concerning comparable, peer companies in our industry, the responsibilities and duties performed by Mr. Haviv, and the equity and compensation paid to comparably situated chief executive officers.

In calculating Mr. Haviv's recommended annual cash bonus for 2013, the compensation and nomination committee utilized the formula set forth in Sections 5.2.1.4 and 5.2.1.5 of our Compensation Policy, based on the Company measures (in determining 80% of the bonus) and an evaluation by our Chairman of the Board as the “supervisor” of Mr. Haviv (in determining 20% of the bonus), as described in Section 5.2.1.2 of the Compensation Policy.

The Board of Directors (based on the recommendation of the compensation and nomination committee) determined that the conditions to grant Mr. Haviv a bonus under our Compensation policy were met and that Mr. Haviv achieved, in total,  in 2013, above 100% of his performance goals and recommends that the shareholders approve a cash bonus in an amount of $160,000. Furthermore the Board of Directors believes the compensation is fair and reasonable considering Evogene's complex business and global operations and Mr. Haviv's major role in our performance in 2013.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the payment of a bonus to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance in the year of  2013, as described in Proposal 4 of the Proxy Statement, dated April 8, 2014, with respect to the Meeting, be, and hereby is, approved in all respects”.

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the cash bonus for our  President and Chief Executive Officer requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on this proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of this proposal, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the foregoing cash bonus for Mr. Haviv.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form), and you should contact our Company’s Corporate Secretary at +972-8-9392050 or fax: +972-8-9466724, who will advise you as to how to submit your vote for this proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of this proposal, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the foregoing resolution approving the cash bonus for our President and Chief Executive Officer.

OTHER MATTERS

The Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated balance sheet as of December 31, 2013 and the consolidated statements of income for the period then ended, [which were filed with the SEC as part of our annual report on Form 20-F on April 8 and which appear on the SEC's website at www.sec.gov].

The audited financial statements of the Company for the fiscal year ended December 31, 2013 were filed together with the Company’s Annual Report on Form 20-F, [which was filed on April 8, 2014] with the Securities and Exchange Commission, or the SEC, and is available at its website, www.sec.gov,  at the Magna website of the Israel Securities Authority at www.magna.isa.gov.il and our Company's website at http://investors.evogene.com/sec-filings.aspx. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

Other than the foregoing discussion concerning our financial statements, our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2014 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposals to be voted upon at the Meeting are being attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that is being furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov and at the Investor Relations portion of our corporate website, at http://investors.evogene.com/sec-filings.aspx.

By Order of the Board of Directors, Ms. Sigal Fattal Chief Financial Officer

Dated: April 8, 2014

Exhibit 99.1 (a)
APPENDIX A

TEXT OF AMENDMENTS TO ARTICLES 19 AND 21 OF THE AMENDED AND RESTATED
ARTICLES OF ASSOCIATION OF EVOGENE LTD.

19.1
Number of Directors – the number of Directors of the Company shall be no less than three (3) and no more than seven (7), excluding External Directors (as such term is defined in the Companies Law), unless otherwise resolved by the general meeting by a Special Majority of the votes of the shareholders entitled to vote and who have voted in person, or by way of a proxy or by way of a voting paper, with the exception of abstention votes.

~~19.2~~
~~Appointment of Directors at the Annual Meeting and Replacement Thereof – at each annual meeting, one third of the Directors at such time will retire from office or, if their number is not a multiple of 3, the number closest to, but not exceeding, 3, provided that at each such annual meeting none of the Directors has been serving in office for a period exceeding three years without being reappointed. For the avoidance of doubt, in the event that at such annual meeting, there are Directors serving in office for a period exceeding three years without being reappointed, then the numbers of Directors resigning from the Board of Directors may exceed one third of the Directors. At such annual meeting, Directors will be appointed in the same number as those who have retired, by a Simple Majority. The retiring Directors each year will be those who have served in office for a period exceeding three years without being reappointed (if such exist) and in the event that the number of such Directors is less than one third of the Directors in office (or the closest number to one third but not exceeding it, as set-forth above), then in addition, those Directors who have served for the longest period of time since they were last elected (the “Additional Directors”) shall also retire, such that in the aggregate, one third (or the closest number to one third but not exceeding it, as set-forth above) of the Directors in office shall retire. However, if the aggregate number of the Additional Directors is greater than the number of Directors who are candidates to retire, as set forth above, then the number of Additional Directors who will retire will be determined by lot, unless otherwise agreed between them. The retirement of a Director pursuant to the provisions of this Article will be deemed to be valid at the end of the meeting at which he retires. Pursuant to this, a retiring Director may continue to act as such for the duration of any meeting at which he retires. A Director so retiring may be re-elected in accordance with the provisions of this Article ?19, at the meeting at which he retires or at any other meeting in the future, by Simple Majority. This Article will not apply to External Directors, who will not be reckoned as Directors for the purpose of this Article. Directors serving on the Company’s Board of Directors prior to the adoption of these Articles shall continue to act as such until the first annual meeting to convene following the adoption of these Articles, and at such first annual meeting, the mechanism set forth in this Article 19.2 shall apply.~~

19.~~3~~2
Subject to the number of Directors of the Company not exceeding the maximum number of ~~the members of the Board~~ Directors prescribed in Article 19.1 above, each ~~additional~~ Director~~s~~ shall~~may~~ be ~~appointed (or re-appointed)~~subject to election (or re-election) at every~~an~~ annual general meeting of shareholders~~, or at a special meeting,~~  by a~~Special~~ Simple Majority, and shall serve until the next annual general meeting of shareholders and until his or her successor is duly qualified ~~for a one year term~~.   A Director may also be elected for his or her initial term at a special general meeting of shareholders, by a Simple Majority, in which case such Director shall serve until the next annual general meeting of shareholders, at which meeting he or she will be subject to re-election (if nominated) by a Simple Majority, along with all other nominees for service on the Board, for a term that expires at the following annual general meeting of shareholders.

~~19.4~~
~~A special meeting of the Company may appoint Directors for the Company in lieu of those whose service has terminated as well as in any case where the number of the members of the Board has fallen below the minimum number prescribed by these Articles or by the general meeting, as stated in Article 19.1 above, by a Simple Majority. A Director so appointed would complete had his office not been terminated will remain in office only for the period for which the Director in whose stead he was appointed, and will fulfill his office as if he had not been removed.~~

19.~~5~~3	The provisions of this Article 19 (in their entirety) will not apply to the appointment and duration of service of External Directors, to whom the provisions of the Companies Law will apply.

19.~~6~~4	The Company may, by a ~~Special~~ Simple Majority, at ~~an annual or~~a special meeting, remove any Director from office before his term of office has expired.

19.~~7~~5
Subject to the provisions of the Companies Law regarding the termination of a Director’s office, but notwithstanding that stated in section 230 of the Companies Law, the office of a Director will not be terminated except as stated in this Article 19, in its entiret~~l~~y.

19.~~8~~6
Appointment of Directors by the Board – the Board may appoint a Director ~~or other Directors to the Company~~to the Board either ~~for fulfilling~~to fill a position that has become vacant for any reason whatsoever or as an additional Director ~~or Directors~~, provided that the number of Directors will not exceed the maximum number of ~~the~~ members of the Board as a result of such appointment. Any Director so appointed will remain in office until the earlier of the first annual or special general meeting of shareholders following his or her appointment and until his or her successor is duly ~~appointed~~qualified. At such annual or special general meeting, such Director (if nominated for re-election) shall be subject to re-election for a term that expires at the next annual general meeting of shareholders and until his or her successor is duly qualified. ~~Such Directors may be re elected as Directors of the Company according to the provisions of this Article 19.~~

19.~~9~~7	~~Special~~ Simple Majority – The majority required to alter the provisions of Articles 19.1 - 19.~~8~~ 6 above will be a ~~Special~~ Simple Majority

19.~~10~~8
Date of commencement of the service of a Director – a~~the~~ Director~~s~~ who is elected will take up office from the end of the general meeting at which he or she is ~~they are appointed~~ elected or on the date of his or her~~their~~ appointment by the Board~~Directors~~ as stated in Article 19.~~8~~ 6 above, as the case may be, unless a later date is ~~determined by~~specified in the resolution appointing him or her~~them~~.

19.~~11~~9
Except for a Director whose term of office expires on the date of the annual general meeting of shareholders, no Director will be ~~appointed~~ elected at an annual~~the~~ general meeting unless the Board has recommended his or her ~~appointment~~election, or a Shareholder of the Company holding at least ~~a~~ one percent (1%) of the voting rights in the Company has submitted to the officers of the Company, at least fourteen (14) days before the annual general meeting convenes, a written document signed by the Shareholder giving notice of the intention of such Shareholder~~s~~ to ~~propose that~~nominate such candidate ~~be appointed~~for election as a Director, attaching to such notice the written consent of the candidate to be so ~~appointed~~elected, together with a biography of the candidate that includes all information required to be publicly disclosed with respect to such candidate’s experience, education and all other relevant information requested by the Company.

19.~~12~~10
Alternate Director – subject to the provisions of law, a Director may from time to time appoint an alternate for himself or herself (hereinafter: “Alternate Director”), dismiss such Alternate Director and appoint another instead of any Alternate Director whose office has been vacated for any reason, either for a particular meeting or permanently.

19.~~13~~11
Termination of the Office of a Director – in the event of the office of a Director being vacated, the remaining Directors may continue to act as long as their number is not reduced below the minimum number of Directors prescribed by these Articles. In the event that the number of Directors is reduced below such minimum number, the remaining Directors may act solely in order to convene a general meeting of shareholders of the Company for the purpose of ~~appointing~~ electing such number of additional Directors as shall result in the number of Directors being at least the minimum number set forth in these Articles.

~~19.1412~~
~~Meetings held by means of communication without convening – at a meeting held by means of any form of communication, it will be sufficient that all the Directors who are entitled to participate in the discussion and the vote, will be able to hear one another.~~

A - 2

~~19.1513~~
~~The Directors may pass a resolution without actually convening, provided that all the Directors who are entitled to participate in the discussion and vote on the business that has been proposed for the resolution have agreed not to convene to discuss the matter. In the case of resolutions so passed, minutes of the resolutions will be taken, including the resolution not to convene, and be signed by the chairperson of the Board. The provisions of Article 21.2 below will apply to such a resolution, mutatis mutandis. A resolution passed pursuant to this Article will be valid for all purposes as if passed at a meeting of the Board duly convened and held.~~

21.                  ACTS OF THE DIRECTORS

21.1.                Convening meetings of the Board of Directors

The notice regarding convening Board meetings shall be delivered a reasonable time prior to the applicable meeting. Notwithstanding the above, the Board may convene without a prior notice in urgent cases only, if the majority of the Board has approved to do so.

Such notice will be delivered in writing, by fax, e-mail or other means of communication to the address or fax number or e-mail address or address to which notices may be sent by other means of communication as appropriate, as given by each Director to the Company upon his appointment, or by written notice to the Company, thereafter. The notice will detail the schedule and location of the meeting, and reasonable information about the matters on the agenda.

If an alternate Director has been appointed, notice will be given to the alternate Director unless the Director appointing the alternate Director has given notice that he wishes the notice to be supplied to him.

21.2.
Quorum – a quorum for meetings will be a majority of the members of the Board who are not by Law prevented from participating in the meeting, or such other quorum as will be fixed by a majority of the members of the Board, from time to time.

21.3.
Validity of acts of the Directors in the case of a disqualified Director – all acts effected in good faith at a meeting of the Board or by a committee of Board or by any person acting as a Director will be effective even if it is thereafter discovered that there was a defect in the appointment of such Director or person so acting or that all or any one of them were disqualified, as if every such person had been lawfully appointed and was qualified to be a Director.

21.4.                Committees of the Board

Subject to the provisions of the Companies Law, the Board may appoint committees of the Board. Resolutions or recommendations of any committee of the Board which require the Board’s approval shall be brought to the Board’s attention a reasonable time prior to the discussion of such resolution or recommendation by the Board.

21.5	Meetings held by means of communication without convening – at a meeting held by means of any form of communication, it will be sufficient that all of the Directors who are entitled to participate in the discussion and the vote, are able to hear one another.

21.6	The Board may pass a resolution without actually convening, provided that all of the Directors who are entitled to participate in the discussion and vote on the business that has been proposed for the resolution have agreed not to convene to discuss the matter. In the case of resolutions so passed, minutes of the resolutions will be taken, including the resolution not to convene, and be signed by the chairperson of the Board. The provisions of Article 21.2 above will apply to such a resolution, mutatis mutandis. A resolution passed pursuant to this Article will be valid for all purposes as if passed at a meeting of the Board duly convened and held.

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